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Robert C. Juelke
Partner
215-988-2759 Direct
215-988-2757 Fax
robert.juelke@dbr.com
August 10, 2011
VIA EDGAR

Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United Stated Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Enstar Group Limited Form 10-K for Fiscal Year Ended December 31, 2010 Filed March 7, 2011 File No. 001-33289
Dear Mr. Rosenberg:
     On behalf of Enstar Group Limited as its outside securities counsel, I respectfully request an extension of time to respond to the comments in your letter dated August 5, 2011 relating to Enstar’s Form 10-K for the fiscal year ended December 31, 2010. In light of the travel schedules of Enstar’s key personnel, we are requesting this extension to allow us the additional time to consider the Staff’s comments, consult with Enstar’s independent accounting firm and to prepare appropriate responses. Enstar intends to provide its response to the Staff’s comments on or before September 2, 2011. I discussed this request for an extension with Frank Wyman, Staff Accountant at the SEC, on Monday, August 8, 2011.
     Thank you for your consideration.

Sincerely,

/s/ Robert C. Juelke Robert C. Juelke
Drinker Biddle & Reath LLP

cc:	Richard J. Harris (Chief Financial Officer of Enstar)